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瑞生國際律師事務所 December 1, 2009 Geoffrey Kruczek, Attorney Division of Corporation Finance Securities and Exchange Commission 100 F Street, NE Washington, DC 20549 Mail Stop 6010	Abu Dhabi Barcelona Brussels Chicago Doha Dubai Frankfurt Hamburg Hong Kong London Los Angeles Madrid Milan Moscow	Munich New Jersey New York Orange County Paris Rome San Diego San Francisco Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

Re:    Funtalk China Holdings Limited
  Amendment No.1 and 2 to Registration Statement on Form F-1
  Filed on November 12 and 16, 2009
  File No. 333-162617

Dear Mr. Kruczek:

On behalf of Funtalk China Holdings Limited (formerly known as “Pypo China Holdings Limited”), a company with limited liability registered by way of continuation in the Cayman Islands (“PCHL”), we are responding to the comments received by facsimile on November 20, 2009 from the Staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) regarding Amendments No.1 and 2 to Registration Statement on Form F-1, filed by PCHL on November 12 and 16, 2009, respectively.

For your convenience, we have set forth below the Staff’s comments and PCHL’s responses thereto.

1.	Please revise your document to comply with all comments included in our letter dated November 20,2009 regarding your post-effective amendment to Form S-4, file number 333-153492.

Please refer to our separate letter to you dated the date hereof in response to the comment received by facsimile on November 20, 2009 from the Staff regarding PCHL’s post-effective amendment to Form S-4, file number 333-153492.

2.
We note the revisions to the cover page of your prospectus. Please note that information regarding the number of securities to be offered is not information that may be omitted pursuant to Rule 430A. See regulation S-K Item 501(b)(2). Please revise accordingly. Please also complete the blank in your fee table footnotes.

Joseph A. Bevash Simon H. Berry Kenneth D. C. Chan	Stanley Chow Michael S. L. Liu Jane M. S. Ng	John A. Otoshi Chun Fai Woo Cheung Ying Yeung	Registered Foreign Lawyers: Patrick J. Flanagan (New York) Eugene Y. Lee (New York)	David J. Miles (England and Wales) David Zhang (New York)

December 1, 2009

In response to the Staff’s comment, PCHL has completed the blank in the footnotes to the registration fee table and has revised the cover page of the prospectus to disclose the number of securities to be offered.  These changes are reflected in Amendment No. 3 to Registration Statement on Form F-1, filed by PCHL with the Commission via EDGAR on the date hereof (“Amendment No. 3”).

We are sending courtesy copies of this letter to you by courier, together with a copy of Amendment No. 3 marked to show changes from Amendment No. 2 to Registration Statement on Form F-1.

Should you have any questions regarding the foregoing, please do not hesitate to contact me at (852) 2912-2503, Allen Wang at (852) 2912-2512 or Stephanie Tang at (8621) 6101 6002.

Very truly yours,

/s/ David Zhang
of LATHAM & WATKINS

cc:          Dongping Fei, Chief Executive Officer, Funtalk China Holdings Limited
Kim Chuan (“Jackie”) Leong, Chief Financial Officer, Funtalk China Holdings Limited
Allen Wang, Esq., Latham & Watkins
Stephanie Tang, Esq., Latham & Watkins
Mitchell Nussbaum, Esq., Loeb & Loeb LLP